Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	July 1, 2016	July 3, 2015	June 27, 2014	June 28, 2013	June 29, 2012
		(In Millions, except ratios)
Earnings:
Income from continuing operations	$345	$334	$539	$462	$556
Plus: Income taxes	266	143	256	203	286
Fixed charges	191	137	101	116	119
Amortization of capitalized interest	1	—	—	—	—
Less: Interest capitalized during the period	—	(2)	(2)	(1)	—
Undistributed earnings in equity investments	—	—	—	—	—
	$803	$612	$894	$780	$961

Fixed Charges:
Interest Expense	$183	$130	$94	$109	$113
Plus: Interest capitalized during the period	—	2	2	1	—
Interest portion of rental expense	8	5	5	6	6
	$191	$137	$101	$116	$119
Ratio of Earnings to Fixed Charges	4.2	4.5	8.9	6.7	8.1